SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Ecosphere Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

27922X105

(CUSIP Number)

December 31, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

X	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27922X105	13G	Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dennis E. McGuire
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)		X

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	5	SOLE VOTING POWER 8,164,500
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,681,672
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 8,164,500
WITH	8	SHARED DISPOSITIVE POWER 3,681,672
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,846,172 which includes: (i) 8,164,500 options held individually, (ii) 2,000,000 warrants held jointly with Jacqueline McGuire and (iii) 1,681,672 shares of common stock held jointly with Jacqueline McGuire

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3%
12		TYPE OF REPORTING PERSON* IN - Individual

CUSIP No. 27922X105	13G	Page 3 of 6 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jacqueline McGuire
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)		X

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	5	SOLE VOTING POWER 694,375
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,681,672
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 694,375
WITH	8	SHARED DISPOSITIVE POWER 3,681,672
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,376,047 which includes: (i) 604,375 options held individually, (ii) 2,000,000 warrants held jointly with Dennis McGuire, (iii) 1,681,672 shares of common stock held jointly with Dennis McGuire and (iv) and 90,000 shares of common stock held individually.

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12		TYPE OF REPORTING PERSON* IN - Individual

Item 1.

(a)

Name of Issuer: Ecosphere Technologies, Inc

(b)

Address of Issuer’s Principal Executive Offices: 3515 S.E. Lionel Terrace, Stuart, FL 34997

Item 2.

(a)

Name of Person Filing: (1) Dennis E. McGuire  (2) Jacqueline McGuire

Attached as Exhibit 1 is a copy of an agreement between the persons filings (as specified above) that this Schedule 13G is being filed on behalf of each of them.

CUSIP No. 27922X105	13G	Page 4 of 6 Pages

(b)

Address of Principal Business Office or, if none, Residence: 3515 S.E. Lionel Terrace, Stuart, FL 34997

(c)

Citizenship: United States of America

(d)

Title of Class of Securities: Common Stock

(e)

CUSIP Number: 27922X105

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.

Ownership.

See Item 5 through 9 and 11 of cover page(s) as to each reporting person. The amount beneficially owned includes, where appropriate, securities not outstanding which are subject to options, warrants, rights or conversion privileges that are exercisable within 60 days of December 31, 2007. This Schedule 13G does not reflect transfers subsequent to December 31, 2007, which are reflected on www.sec.gov.

Item 5.

Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.

Identification and Classification of Members of the Group.

Not Applicable.

Item 9.

Notice of Dissolution of Group.

Not Applicable.

Item 10.

Certification

Not Applicable.

CUSIP No. 27922X105	13G	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008

/s/ DENNIS E. MCGUIRE
Signature

Dennis E. McGuire
Name

/s/ JACQUELINE MCGUIRE
Signature

Jacqueline McGuire
Name

CUSIP No. 27922X105	13G	Page 6 of 6 Pages

EXHIBIT 1

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting person of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Ecosphere Technologies, Inc. and that this Agreement be included as an Exhibit to such joint filing.

This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 14th day of February, 2008.

/s/ DENNIS E. MCGUIRE
Dennis McGuire

/s/ JACQUELINE MCGUIRE
Jacqueline McGuire